January 28, 2011

Mr. David Edgar
Ms. Melissa Feider
Mr. Ryan Houseal
Ms. Barbara C. Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	Shanda Interactive Entertainment Limited Form 20-F for the Fiscal Year Ended December 31, 2009 Filed May 20, 2010 File No. 000-50705

Dear Mr. Edgar, Ms. Feider, Mr. Houseal and Ms. Jacobs:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated December 15, 2010 with respect to the Form 20-F for the fiscal year ended December 31, 2009 of Shanda Interactive Entertainment Limited (the “Company”), which was filed on May 20, 2010 and amended on November 5, 2010 (the “2009 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Risk Factors

Other Risks Related to Our Businesses

While we believe that we currently have adequate internal control procedures in place . . ., page 31

1.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. First, in connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company’s consideration of financial reporting risks includes all of its locations and business units.  The Company performs a review of the scope and complexity of operations and organizational structure of each of its subsidiaries and business units and assesses the risk of material misstatement to the financial statements associated with the location or business unit on a regular basis. When evaluating the misstatement risk of a financial reporting element at a given location or business unit, the Company’s management considers both the materiality of the financial reporting element and the susceptibility of the underlying account balances, transactions or other supporting information to a misstatement that could be material to the financial statements. The Company adopted the COSO internal control framework to evaluate and assess its internal control over financial reporting (“ICFR”). The Company follows the recommendations of the PCAOB Auditing Standard No. 5 by taking a top-down approach.

Below is a detailed description of the work that the Company conducted in 2009:

1)	Top-down risk assessment:

The Company assessed the risk it faces and prioritized the risks first through linking up the risk to its financial statement account caption, disclosures and relevant assertions taking into account of multiple locations or business units. The Company performs a review of the scope and complexity of operations and organizational structure of each of its subsidiaries and business units and assesses the risk of material misstatement to the financial statements associated with the location or business unit on a regular basis to determine the significant accounts and financial reporting processing activities at a location or business unit level which will need to be assessed for the design effectiveness and tested for operating effectiveness. Evaluation criteria included materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, accounting and reporting complexities, etc.

Based on the top-down risk assessment, the Company determined most of the financial statement accounts as significant accounts except for a few insignificant accounts. The Company then linked them to the locations and business processes to identify the in-scope locations and key business processes and concluded most of subsidiaries were scoped in as significant locations for assessing control design effectiveness and testing operating effectiveness by analyzing the characteristics at the location or business unit level including but not limited to inherent risk, relative financial significance, similarity of business operations and ICFR, nature and amount of transactions and degree of centralization of processes and financial reporting applications.

2)	Entity-level control assessment:

The Company assessed the control design effectiveness and tested operating effectiveness of entity-level controls (“ELC”) using the below five COSO elements:

•	Control environment
•	Risk assessment
•	Control activities
•	Information and communication
•	Monitoring

The Company identified the ELC at the Company and business unit level and also categorized the ELC into indirect, monitoring and precise controls based on the nature, precision and impact on other controls to determine the nature, timing and extent of the control testing at the process level.

3)	Control design effectiveness assessment:

The Company identified and assessed the control design effectiveness based on the risk assessment results and multiple locations scoping decisions of the following eleven processes:

•	Financial reporting
•	Account closing and consolidation
•	Related party and inter-company transactions
•	Treasury
•	Long term investment
•	Property plant and equipment & intangible assets
•	Payroll
•	Taxation
•	Expenses
•	Sales & revenues
•	Option

The processes that the Company conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complexity and objectivity were considered in evaluating and prioritizing the risk levels for the in-scope significant locations based on the scoping decisions mentioned above in the top-down risk assessment. In evaluating the risks, the Company also obtained inputs from external auditors on the Company's performance in prior years, major risk areas and risks inherent in the industry.

In control design assessment, the Company conducted interviews and walk-through testing to evaluate the design effectiveness of the controls in mitigating those risks related to financial reporting.

4)	Information technology controls assessment:

The Company identified and assessed the design and operating effectiveness of the information technology controls for the in-scope locations at the following levels:
•	Information technology entity-level control
•	Information technology general control
•	Information technology application control

5)	Control operating effectiveness assessment:

The Company has developed its process description and risk control matrices to record the internal controls over financial reporting including the policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, its consolidated subsidiaries and variable interest entities (collectively referred to as the “Group”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

The Company evaluated the control design effectiveness and assessed the control operating effectiveness through developing sampling methodologies and testing approaches based on the risk level and frequency of the controls through performing three rounds of testing on all identified key controls. Based on this assessment under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the Company determined that the Group’s internal control over financial reporting was effective as of December 31, 2009.

2.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company established its internal audit department in 2005. The internal audit department regularly prepares audit plans, evaluates the design and operating effectiveness of the internal control of the in-scope processes and locations and reports internal control deficiencies identified directly to the audit committee of the Company’s Board of Directors.  The internal audit department provides analyses and remedial recommendations for these identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting, and also maintains open communication with the management and the audit committee of the Company’s Board of Directors.

3.
With regard to the maintenance of your books and records in accordance with U.S. GAAP, please describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company has the following procedures to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

•
The Company develops its Accounting Manual based on U.S. GAAP, which will be updated by the reporting manager and reviewed by the financial director and the Chief Financial Officer according to the latest standards and developments in U.S. GAAP. The Accounting Manual will also be approved by the audit committee and serves as the basis for the Company’s accounting policies, procedures and practices;

•
The Company maintains a checklist of main accounting treatments under U.S. GAAP for all general ledger accountants or finance managers that are relevant to the Company’s operations and the reporting manager reviews and updates this checklist on a regular basis. In addition, the reporting manager and the financial director analyze the accounting implications under U.S. GAAP for the new transactions or changes in the Company’s operations that they learn of at the monthly management meetings they attend and determine the corresponding accounting treatment for the Chief Financial Officer’s review;

•
Certain of the Company’s subsidiaries maintain their books and records in accordance with People’s Republic of China’s General Accepted Accounting Principles (PRC GAAP). The Company’s reporting team performs reconciliation between PRC GAAP and U.S. GAAP and prepares consolidated financial statements in accordance with U.S. GAAP on a monthly basis;

•
The financial director performs review and the Chief Financial Officer performs final review on the consolidated financial statements in accordance with U.S. GAAP to ensure the completeness, accuracy and adequacy of disclosure;

•	An audit committee meeting is held on a quarterly basis to review the financial reports/statements in accordance with U.S. GAAP; and
•
The Company’s accounting personnel, including the financial director and the reporting manager, attend training courses and conferences organized by Big Four accounting firms and professional organizations periodically to keep up to date with the latest standards and developments in U.S. GAAP and other topics in accounting.

4.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company’s Chief Finance Officer is responsible for performing high-level review and supervision in the preparation of the Company’s financial statements.  Prior to joining the Company, she was with AU Optronics Corp., a company listed on the NYSE, for five years, and was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, she worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. She holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University. She attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting.

The Company’s finance director is responsible for detailed review of the Company’s financial statements to assure that the Company’s financial statements are prepared in accordance with the reporting requirements under U.S. GAAP.  Prior to joining the Company, he worked in the KPMG Shanghai office for over ten years and was the engagement manager of Gillette Group (China) for over five years. He attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting.

The Company’s reporting manager is responsible for the preparation of the Company’s financial statements.  Prior to joining the Company, she worked in the KPMG Shanghai office for over eight years and worked on engagements involving financial reporting of PRC subsidiaries of U.S. companies. She attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting.

The Company’s internal audit manager is responsible for reviewing, evaluating and testing specific controls or elements within the internal control system. He is a certified internal auditor (CIA). Prior to joining the Company, he worked in accounting firms for over ten years and worked on engagements involving group internal audit, such as APP (China). He attends training courses and conferences organized by accounting firms and professional organizations, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO), periodically to keep up to date with latest developments in U.S. GAAP and other topics in internal audit.

5.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Not applicable, as the Company does not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting

6.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Not applicable, as the Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

Risks Relating to Our Online Game Business

The laws and regulations governing the online entertainment industry in China are developing . . ., page 35

7.
We note your response to prior comment 2 where you indicate that you “do not believe the restrictions imposed by the GAPP Circular 2009 are so severe that they cast significant doubt on [y]our ability to direct the activities of [y]our VIEs…”  We further note your statement indicating that “as a detailed interpretation of the GAPP Circular 2009 has not been issued, it is not yet clear how this circular will be implemented.”  Please explain how you determined that your contractual agreements continue to satisfy PRC laws and regulations in light of the specific language in the GAPP Circular 2009.  In this regard, to the extent there is a reasonable possibility of  a loss related to loss of control of any PRC entity now consolidated, tell us how you evaluated the need for disclosures under FASB ASC 450-20-50.

Although the GAPP Circular 2009 has raised some uncertainties, we do not believe that it is so severe that would cast significant doubt on our ability to direct the activities of our VIEs because of the following reason as well as those ones that we have raised in our previous letter dated November 5, 2010.

Under the PRC regulatory system, the GAPP Circular 2009, which was issued by the GAPP together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, is a normative document and does not have the force of a law or an administrative regulation. In the PRC, a normative document issued by a governmental department is generally only applicable within the jurisdiction of the issuing department, is normally issued by such department with a view of regulating certain specific matters and only for a specific period of time. The force of a normative document, to a large extent, depends on how it is interpreted and implemented. Some of the normative documents are not implemented in practice due to the lack of detailed interpretations or other reasons.

In addition, our business operations are regulated by various government departments in the PRC, including but not limited to the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Culture (“MOC”) and the GAPP. In order to exercise their regulatory power, these government departments have issued various circulars from time to time, some of which may not be entirely consistent with each other. As the MOC and the MIIT did not join the GAPP in issuing the GAPP Circular 2009, it is not clear whether the GAPP Circular 2009 represents the collective views of these authorities. If the MIIT and/or the MOC hold different views in terms of the interpretation or scope of implementation of the GAPP Circular 2009, it would result in greater uncertainty and difficulty in implementing the GAPP Circular 2009.

As a matter of fact, we are not currently aware of any publicly traded online game or internet portal company based in the PRC that has been challenged because of its VIE arrangements or required to restructure such arrangements as a result of the GAPP Circular 2009. Because there is currently no official interpretation or implementation guidelines under the GAPP Circular 2009 and for the other reasons mentioned above, we do not believe there is a material change in the uncertainties associated with the legality of the corporate and contractual structures adopted by online game companies that operate in China, including the Company. Consequently, we believe that, except as already disclosed in the Company’s Form 20-F for the fiscal year ended December 31, 2009, our contractual arrangements satisfy PRC laws and regulations in all material aspects and we don’t believe there is a reasonable possibility of a loss of control of any PRC entity now consolidated.

Item 16A.  Audit Committee Financial Expert, page 113

8.
We note your disclosure that Mr. Jingsheng Huang qualifies as an Audit Committee Financial Expert.  Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Huang has served as our director and been on our audit committee since October 2005. As the chairman of the Company's audit committee, he has taken a lead role in:

•
reviewing reports from and discussing with management and the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management; reviewing and discussing with our management and the independent auditors regarding our annual audited financial statements;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;
•	discussing with management policies with respect to risk assessment and risk management; and
•	reviewing major issues as to the adequacy of our internal controls and any special procedures adopted in light of material control deficiencies.

Mr. Huang also served as Senior Manager of Strategic Investments at Intel Capital, where he oversaw the operations of three portfolio companies that reported their financials based on U.S. GAAP. Since October 2005, Mr. Huang has served as a Managing Director at Bain Capital. From January 2002 to September 2005, he was Managing Director China at SOFTBANK Asia Infrastructure Fund, or SAIF, and served as a director on the board of twelve SAIF portfolio companies in the technology, telecommunications and media sectors. Prior to joining SAIF, Mr. Huang was a partner at SUNeVision Ventures. Mr. Huang holds an MBA degree from Harvard Business School, a master’s degree in sociology from Stanford University and a bachelor’s degree in English from Beijing Foreign Studies University.

*           *           *

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-21) 5080-5132 or by email at gracewu@snda.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Thank you very much for your assistance.

Sincerely,

By:	/s/ Grace Wu
Name:	Grace Wu
Title:	Chief Financial Officer

cc:	James C. Lin, Davis Polk & Wardwell LLP